


# Investment Highlights

➢ Dominant regional food retailer and wholesaler, with significant growth opportunities as a result of:

  ➢ Acquisition of retailers

  ➢ Shift of business to high margin segments of food industry

  ➢ Synergies as a result of acquisition integration

➢ Spartan's neighborhood market strategy has successfully competed with Meijer's, Wal-mart and Kroger in several Michigan and Ohio Markets

➢ Strong comp store sales growth of 5.8% through third quarter (40 weeks) of Fiscal Year 2001

# *Investment Highlights - Continued*

➢ Strong distribution base from which to grow retail operations

➢ Experienced management team; additional talent added

➢ Fiscal year 2000 Pro Forma sales of $3.8 billion

# *Retail Division*



# *Retail Division - Continued*

➢ $1.4 billion in annualized revenues

➢ Operates: 93 grocery stores and 25 deep discount food/drug combo stores

  ➢ 30 stores throughout Northern and Central Michigan

  ➢ 16 stores in metropolitan Grand Rapids, Michigan

  ➢ 72 stores in southern Michigan, Toledo, Ohio and central Ohio markets

➢ Employs approximately 9,000 associates

# *Retail Division - Continued*

➢ Grocery Store Format

     ➢ Sizes range from 16,000 to 60,000 sq. ft.

     ➢ Average 40,000 sq. ft.

     ➢ Offer services such as bakery, deli, pharmacy and banking

     ➢ Significant "niche" between 100,000+ sq. ft. supercenters and 10,000 sq. ft. convenience stores

➢ Food/Drug Combo Store Format

     ➢ Sizes range from 10,000 to 50,000 sq. ft.

     ➢ Average 29,000 sq. ft.

     ➢ 90 percent overlap with grocery store product offering

     ➢ Increased focus on general merchandise and seasonal offerings

# *Retail Division, Continued*

## **Third Quarter Retail Revenues**

## *Retail Revenues as % of Total Revenues*



# Retail Division, Continued

## Retail store growth from 0 to 118 in 25 months

### Number of Retail Stores



# *Metropolitan Market Share*

➢ *Spartan's retail grocery stores have strong market share in their specific markets*



| | 40% | 33% | 19% | 19% |

Glen's Market - Northern Michigan | Food Town - Toledo, OH | Family Fare/Great Day - Greater Grand Rapids, MI | Ashcraft's Market - Central Michigan

# *Wholesale Division*



# *Wholesale Division*

## Grocery Distribution

➢$1.4 billion of annualized revenues (after elimination)

➢9th largest grocery wholesaler in U.S.

➢Distribute over 40,000 products

➢Extensive private label offering (approximately 2,400 SKU's)

➢Serve approximately 350 independent locations in MI, IN, OH

➢Distribution facilities total approximately 2.1 million sq. ft. with  locations in: Grand Rapids, MI, Plymouth, MI and Toledo, OH

# *Wholesale Division - Continued*

Convenience Distribution

➢Annualized revenues of $.9 billion

➢6th largest convenience store wholesaler in U.S.

➢Serve 9,600 locations in 8 states (Michigan, Georgia, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee and West Virginia)

➢Distribution facilities total 340,000 sq. ft with locations in (Grand Rapids, Gahanna and Louisville)

# Michigan Market Share

➢ *Spartan supplied and owned grocery stores have the leading market share in Michigan*



# *Company Facts -- Sales Mix*

**Spartan Stores, Inc.**
**March 27, 1999 Sales Mix**



Grocery Distribution
67.5%

Real Estate
0.4%

Convenience Distribution
31.5%

Insurance
0.6%

**$2.7 Billion in Revenues**

# *Company Facts --Sales Mix*

➤*Increasing retail revenues*

**Spartan Stores, Inc. Pro Forma
Sales Mix
(40 Weeks ended Dec. 30, 2000)**



**$2.9 Billion in Pro Forma Revenues**

# *Company Vision*

➢ Dominant regional food retailer operating neighborhood markets with the scale and efficiency of a self-distributing chain

➢ Capitalize on our 83 year history of being a partner to the neighborhood supermarket operator -- continue to offer value added wholesale services to existing customers

➢ Goal of reaching $7 billion in annual revenue by the end 2005

# *Wholesale Operations Strategy*

➢ Continue position as value added partner to independent retail customers

➢ Leverage strength as the #9 supermarket wholesaler

➢ Leverage strength as the #6 convenience store wholesaler

➢ Continue to rationalize products, services and operations to be the most cost effective wholesaler in markets served

➢ Provides foundation for growth strategy

# *Retail Marketing Network Strategy*

➤ Synergistic approach to marketing and procurement to enhance margins and sales by bringing the benefits of a self-distributing chain to the independent grocer

  ➤ Common marketing and promotional programs across banners

  ➤ Common procurement programs

➤ Benefits

  ➤ Guaranteed execution to manufacturer

  ➤ Reduces distribution and transportation costs

  ➤ Increased impact of promotions across network

  ➤ Reduced administrative cost for network participants

➤ Bridge between traditional wholesale customers and acquired chains

# Neighborhood Market Strategy

➢ Alternative to the "supercenters"

➢ Targeted merchandise selection recognizing unique demographics -- with the scale and efficiencies of a self-distributing chain

➢ Convenient locations

# *Neighborhood Market Strategy, Continued*

- ➢ Pricing strategy

  - ➢ Employ high/low promotional merchandising message

  - ➢ Comprehensive "background" pricing program to identify margin opportunities within each category

  - ➢ Enhanced margin and sales by establishing "value" as the focus of marketing efforts

# *Neighborhood Market Strategy, Continued*

- ➢ Superior quality "branded" perishable offerings
  - ➢ Deliver variety, quality, freshness and value to draw customers

- ➢ Prepared foods
  - ➢ Introduction of innovative, fresh and convenient food service programs

- ➢ Expanded multi-tiered private label program (one of the most successful in industry)
  - ➢ Higher margins
  - ➢ Build brand and store loyalty
  - ➢ Create leverage with packaged good manufacturers

# *Neighborhood Market Strategy, Continued*

➢ Special emphasis on in-store merchandising to drive sales and margin

➢ Continue to remodel and develop stores to drive neighborhood market strategy

# *Acquisition Strategy*

- Key element to earnings growth

- Acquisition criteria

  - Exit strategy of choice for independent grocery retailers operating neighborhood supermarkets in contiguous markets throughout the Midwestern United States

  - Profitable stores that can benefit from more efficient management and increased buying leverage

  - Accretive to earnings within 12 to 24 months

- Acquisitions will be targeted to add an additional 5%-10% revenue growth annually

Spartan Stores, Inc.
THE FOOD PEOPLE

# *Acquisition Strategy - History*

| | Acquisition Date | Number of Stores |
|---|---|---|
| Ashcraft's Markets | January 1999 | 8 |
| Family Fare Supermarkets | March 1999 | 13 |
| Glen's Markets | May 1999 | 22 |
| Great Day Food Centers | December 1999 | 3 |
| food town Super Markets – You can count on us! | August 2000 | 72 |









# *Food Town Assimilation*

- ➢ Positive sales trends

- ➢ Positive employee response

- ➢ Management changes

- ➢ Improved in-stock

- ➢ Revised marketing program

- ➢ Commenced roll-out of Spartan private label

# *Food Town Acquisition Synergies*

➢ Acquisition synergies from Food Town expected to result in at least $6 million in cost reductions during fiscal year ended March 31, 2002

    ➢ Elimination of duplicative overhead

    ➢ Merchandise procurement

    ➢ Warehouse and transportation

    ➢ Marketing programs

    ➢ Expansion of private label program

    ➢ Implementation of best practices across company

# *Streamline Existing Operations*

➢ Increase EBITDA margin to between 3.5% and 4.0%

   ➢ Drive distribution costs to best in class

   ➢ Consolidate administrative functions

   ➢ Consolidate purchasing functions

   ➢ Leverage purchasing scale across operating units and customers served

# *Financial Overview*



➢ *Spartan has realized strong sales growth*

($ in 000's)

**CAGR 7.2%**

$2,475,025 — 1997
$2,489,250 — 1998
$2,671,700 — 1999
$3,050,282 — 2000

- **Comparative store sales increase of 2.3%**

# *Financial Overview, Continued*

➢ *Sales Through Third Quarter (40 weeks) of Fiscal 2001 and Fiscal 2000*



($ 000's)

**- Comparative store sales increase of 5.8% for first 40 weeks of FY 2001**

# *Financial Overview, Continued*

➢ *With solid EBITDA performance*

($ in 000's)



**Fiscal Years**

CAGR 23.3%

$78,090

$57,162

$51,492

$41,650

80,000

70,000

60,000

50,000

40,000

30,000

20,000

1997   1998   1999   2000

SPARTAN STORES, INC.
THE FOOD PEOPLE

# Financial Overview, Continued

➤ *Adjusted EBITDA Through Third Quarter (40 weeks) of Fiscal 2001 and Fiscal 2000*

*($ 000's)*



Note: For the first three quarters of Fiscal 2000, adjusted EBITDA excludes a restructuring charge reversal of $4.74 million. For the first 3 quarters of Fiscal 2001, adjusted EBITDA excludes a restructuring charge of $1.0 million

*Financial Overview* **--** *Through Third Qtr (40 Weeks) (12/30/2000)*

| Combined Balance Sheet ($ in 000's) | Actual Dec. 30, 2000 | Actual Jan. 1, 2000 |
|---|---|---|
| Cash and Marketable Securities | $ 84,805 | $ 62,626 |
| Other Current Assets | 298,985 | 206,568 |
| Other Assets | 161,343 | 120,179 |
| Net Property & Equipment | 269,333 | 190,262 |
| Total Assets | $ 814,466 | $ 579,635 |
| | | |
| Total Current Liabilities | $ 238,831 | $ 158,200 |
| Current Portion of Long-term Debt | 28,660 | 20,197 |
| Long-term Debt & Capital Lease Obligations | 307,156 | 268,051 |
| Other Long-term Liabilities | 23,582 | 7,430 |
| Total Shareholder's Equity | 216,237 | 125,757 |
| Total Liabilities & Shareholder's Equity | $ 814,466 | $ 579,635 |

# *Summary Update of "Current Events"*

➢ Strong comp store sales growth of 5.8%

➢ Assembling additional talent to ensure success

    ➢ Rick Corbitt, Div. VP of Finance - Retail (Kroger)

    ➢ Ross England, Div. VP of Store Operations - South (Raley's)

    ➢ Gary James, VP, Spartan Retail Store Operations (H.E.B.)

    ➢ Pat Kameen, Treasurer (Geisinger/Servistar)

    ➢ Sheridan Lewis-Rardin, Div. VP - Food Service Operations (H.E.B.)

➢ Reductions of Corporate staff

# *"Current Events", Continued*

➢Rationalization of distribution capacity

   ➢Consolidation of convenience store distribution facility
      - announced closure of Sandusky Distribution Center

➢Announced acquisition of 10 Prevo's Family Markets in Michigan; closing expected in 45-60 days

➢Filed $100 million "shelf" registration to accommodate existing $15.3 million of unregistered notes, and provide for future financing flexibility

# *Summary*

➤ Accelerate growth through retail acquisitions

➤ Accomplish synergies through integration of acquisitions

➤ Focus on neighborhood market strategy

➤ Significant opportunities to streamline operations, reduce costs and create long-term shareholder value

# Forward Looking Statements

This presentation contains expectations and other forward-looking statements about Spartan Stores, Inc. and Seaway Food Town, Inc. and the business and operations of Spartan Stores that involve significant risks and uncertainties.  Actual results may differ materially from the results discussed in these forward-looking statements.  Factors that may cause such a difference include factors described in the Spartan Stores' Registration Statement on Form S-4, the Annual Report on Form 10-K and other filings with the SEC.  Spartan Stores disclaims any intention or obligation to update or revise any forward-looking statement.


